EXHIBIT 99.1

enCore Energy Continues to Encounter High Grade Drill Results from the Alta Mesa Uranium Project

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www.encoreuranium.com

DALLAS, Oct. 15, 2024 /CNW/ - enCore Energy Corp. (NASDAQ: EU) (TSXV: EU) (the "Company" or "enCore"), a United States uranium producer, announced today on-going positive results from its Alta Mesa In-Situ Recovery Central Processing Plant ("CPP") and Wellfield drill program. Drilling, designed to expand the producing wellfield capacity, continues to significantly exceed the cutoff grade thickness requirements for In-Situ Recovery ("ISR") of uranium. The Company also reports that production from its first wellfield continues to progress with increases to the number of Alta Mesa production and injection wells on schedule for 2024 and continuing into 2025.

Significant operational highlights include:

  Drilling results, to mid-September 2024, at Alta Mesa Wellfield 7 (also known as Production Area Authorization 7 or PAA-7), include intercepts with Grade Thickness ("GT") up to 3.615. Maximum total thickness encountered is 17.5 feet. The cutoff GT for ISR in South Texas is generally accepted to be 0.3 with GT being the relevant factor in determining reasonable prospects for economic extraction. GT is defined as grade multiplied by intercept thickness;
  The Alta Mesa CPP is processing, on average, 1,700 gallons per minute of pregnant solution from initial patterns in Wellfield 7. Additional injection and production wells are currently being installed to increase the processing and production rate. The Alta Mesa CPP continues to dry, package and ship uranium yellowcake (U3O8);
  Production from Alta Mesa Wellfield 7 is expected to increase as additional production patterns are completed and plumbed into the Alta Mesa CPP. Drilling and wellfield installation for the additional production patterns is well underway and will continue as the Alta Mesa CPP capacity is reached and maintained.

Wellfield delineation drilling commenced in the spring of 2023 at Alta Mesa Wellfield 7 along a previously defined ore body consisting of stacked roll fronts. The NI 43-101 Technical Report dated January 19, 2023, and titled "Technical Report Summary for the Alta Mesa Uranium Project, Brooks and Jim Hogg Counties, Texas, USA" ("Technical Report") stated that Wellfield 7 contains 1.292 million pounds U3O8 indicated resources and 0.175 million pounds U3O8 inferred resources with an average grade thickness ranging from 0.59 to 0.68 GT using a 0.3 GT cutoff. As has been observed from historic drilling at the Alta Mesa Project, the density of drilling necessary to install an ISR wellfield provides the opportunity to identify higher grade portions of the ore body than initially estimated with the broader spaced drilling programs used to support the Technical Report. The Alta Mesa Drilling Table below continues to support that observation. As drilling continues during additional wellfield development in Wellfield 7, we expect that we will continue to observe results that could lead to an average GT significantly higher than the average GT reported in the Technical Report.

To view the Alta Mesa CPP and Wellfield maps please visit: bit.ly/3fV9fTg.

Alta Mesa Wellfield Drilling Update

The Alta Mesa Wellfield drilling operations , commenced in March 2023, are advancing rapidly with 80 holes drilled since the previous update (March 18, 2024). In total, 749 drill holes have been completed through mid-September 2024. At present there are seven (7) drill rigs in full operation at Alta Mesa, with plans to double that number over the next twelve (12) months.

Significant Alta Mesa CPP Wellfield 7 Drilling

Drill Hole	Goliad Sandstone Horizon	Depth (ft)	Grade % U3O8	Thickness (feet)	Grade Thickness (GT)	Total Hole GT
164-117	LCU2	491.0	0.162	5.0	0.81
161-119	LCU2	494.0	0.092	9.0	0.828
183-97	LCU2	511.0	0.051	6.5	0.329
174-96	LCU2	508.5	0.129	6.0	0.776
170-100	LCU2	508.0	0.145	3.0	0.435
	LCL1	515.0	0.069	3.5	0.242	0.677
181-93	LCL1	517.0	0.424	7.5	3.179
180-89	LCU1	497.5	0.211	7.5	1.580
163-118	LCU2	494.5	0.125	6.0	0.752
172-97	LCL1	507.5	0.185	2.0	0.370
161-118	LCU1	485.5	0.111	2.5	0.277
	LCL1	503.0	0.055	5.5	0.301	0.578
172-96	LCU2	507.5	0.157	8.0	1.260
171-100	LCU1	489.5	0.106	6.0	0.633
172-97	LCL1	507.5	0.185	2.0	0.370
162-117	LCU2	495.5	0.179	5.0	0.895
161-1182	LCU1	489.0	0.138	5.5	0.758
	LCU2	495.0	0.238	12.0	2.857	3.615
171-95	LCU2	502.5	0.137	5.5	0.756
181-92	LCU1	495.0	0.362	5.0	1.811
181-90	LCU2	501.0	0.141	3.5	0.493
177-88	LCU2	503.0	0.203	4.5	0.912
183-96	LCL1	522.0	0.108	6.0	0.647
	LCL2	529.0	0.291	9.0	2.617	3.264
172-98	LCU2	500.0	0.236	4.0	0.946
181-91	LCL1	518.0	0.306	6.5	1.988
191-89	LCU2	510	0.201	3.5	0.705
173-96	LCL1	516.5	0.130	3.5	0.454
171-96	LCU1	488.5	0.228	6.5	1.485
176-90	LCU2	508.5	0.134	3.5	0.468
193-112	LCL2	534.0	0.235	7.0	1.644
181-89	MCM1	427.0	0.125	3.5	0.439
163-118	LCU1	493.5	0.092	3.0	0.275
	LCU2	499.0	0.472	4.5	2.125	2.400

-	All intercepts are located in the Alta Mesa Wellfield 7 which hosts mineralization within the Goliad
Formation. The Company has identified five saturated (required for ISR), mineralized sandstone horizons within the Goliad Formation lying approximately 400 to 535 feet below the surface. The water level is located approximately 120 feet below the surface. Grade Thickness is Grade % U3O8 multiplied by the thickness of the mineralization. ISR recoverable uranium with a Grade Thickness of >0.3 is considered suitable for inclusion in a wellfield.

Alta Mesa In-Situ Recovery ("ISR") Uranium Central Processing Plant ("CPP") & Wellfield

The Alta Mesa CPP and Wellfield hosts a fully licensed and constructed ISR uranium plant, located on 200,000+ acres of private land in the state of Texas. Alta Mesa is enCore's second producing location and operates under a 70/30 joint venture between enCore Energy Corp. and Boss Energy Limited (ASX:BOE; OTCQX:BQSSF) with enCore Energy as the managing operator.

Total operating capacity at the Alta Mesa CPP is 1.5 million lbs. U3O8 (uranium) per year with an additional drying and packaging capacity of more than 0.5 million lbs. U3O8. The Alta Mesa CPP historically produced nearly 5 million lbs. U3O8 between 2005 and 2013, when full production was curtailed as a result of low uranium prices.

Alta Mesa CPP and Wellfield highlights:

  Alta Mesa CPP's operations are located on 200,000 acres of private land, with 100% of minerals privately owned, and in a supportive jurisdiction with primary regulatory authority residing with the State of Texas.
  The Alta Mesa CPP utilizes well-known ISR technology to extract uranium in a non-invasive process using natural groundwater and oxygen, coupled with a proven ion exchange process, to recover the uranium.
Alta Mesa & Mesteña Grande Mineral Resource Summary (0.30 GT cutoff)[1,2]	Tons	Avg. Grade (% U3O8)	Pounds
Total Measured Mineral Resource[1]	54,000	0.152	164,000
Alta Mesa Indicated Mineral Resource	1,397,000	0.106	2,959,000
Mesteña Grande Indicated Mineral Resource	119,000	0.120	287,000
Total Measured & Indicated Resources	1,570,000	0.109	3,410,000
Alta Mesa Inferred Mineral Resource	1,263,000	0.126	3,192,000
Mesteña Grande Inferred Mineral Resource	5,733,000	0.119	13,601,000
Total Inferred Resources	6,996,000	0.120	16,793,000

[1,2] Represents that portion of the in-place mineral resource that are estimated to be recoverable within existing wellfields. Wellfield recovery factors have not been applied to indicated and inferred mineral resources. As reported in the NI-43-101 Technical Report Summary for the Alta
Mesa Uranium Project, Brooks and Jim Hogg Counties, Texas, USA completed by Doug Beahm, PE, PG, of BRS Engineering. (Effective January 19,
2023).

John M. Seeley, Ph.D., P.G., C.P.G., enCore's Manager of Geology and Exploration, and a Qualified Person under NI 43-101, has reviewed and approved the technical disclosure in this news release on behalf of the Company.

About enCore Energy Corp.

enCore Energy Corp., America's Clean Energy Company™, is committed to providing clean, reliable, and affordable fuel for nuclear energy as the only United States uranium producer with multiple production facilities in operation. The enCore team is led by industry experts with extensive knowledge and experience in all aspects of In-Situ Recovery ("ISR") uranium operations and the nuclear fuel cycle. enCore solely utilizes ISR for uranium extraction, a well-known and proven technology co-developed by the leaders at enCore Energy.

Following upon enCore's demonstrated production success in South Texas, future projects in the production pipeline include the Dewey-Burdock project in South Dakota and the Gas Hills project in Wyoming. The Company holds other assets including significant New Mexico resources, non-core assets and proprietary databases. enCore is committed to working with local communities and indigenous governments to create positive impact from corporate developments.

www.encoreuranium.com

Cautionary Note Regarding Forward Looking Statements:

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain information contained in this news release, including: any information relating to the Company being a leading uranium company, statements regarding future or potential production, and any other statements regarding future expectations, beliefs, goals or prospects; may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws and regulations (collectively, "forward-looking statements"). All statements in this news release that are not statements of historical fact (including statements containing the words "expects", "is expected", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken) should be considered forward-looking statements. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond the company's ability to control or predict. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; the ability of enCore to implement its business strategies; including achieving expected levels of production at Rosita and Alta Mesa in the planned time frame or at all; and other risks. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including without limitation exploration and development risks, changes in commodity prices, access to skilled mining personnel, the results of exploration and development activities; production risks; uninsured risks; regulatory risks; defects in title; the availability of materials and equipment, timeliness of government approvals and unanticipated environmental impacts on operations; litigation risks; risks posed by the economic and political environments in which the Company operates and intends to operate; increased competition; assumptions regarding market trends and the expected demand and desires for the Company's products and proposed products; reliance on industry equipment manufacturers, suppliers and others; the failure to adequately protect intellectual property; the failure to adequately manage future growth; adverse market conditions, the failure to satisfy ongoing regulatory requirements and factors relating to forward looking statements listed above which include risks as disclosed in the Company's annual information form filings. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company assumes no obligation to update the information in this communication, except as required by law. Additional information identifying risks and uncertainties is contained in filings by the Company with the various securities commissions which are available online at www.sec.gov and www.sedar.com. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of management. Such statements may not be appropriate for other purposes and readers should not place undue reliance on these forward-looking statements, that speak only as of the date hereof, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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For further information: For further information please contact: William M. Sheriff, Executive Chairman, 972-333-2214, info@encoreuranium.com

CO: enCore Energy Corp.

CNW 07:00e 15-OCT-24